Suite 920, 475 West Georgia Street
Vancouver, BC V6B 4M9
telephone: 604.689-7317 facsimile: 604.688.0094

NOTICE

RE:     INTERIM FINANCIAL STATEMENTS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2006

The first quarter financial statements for the three month period ended March 31, 2006 have not been reviewed by the auditors of Luna Gold Corp.

LUNA GOLD CORP.

"Marcel de Groot"
MARCEL DE GROOT
Chief Financial Officer

Consolidated Financial Statements

LUNA GOLD CORP.
(Expressed in United States dollars)
Three-month period ended March 31, 2006 and 2005
Period from January 20, 2003 (inception of new business)
to March 31, 2006

LUNA GOLD CORP.
Consolidated Balance Sheets
(Expressed in United States dollars)

Unaudited - Prepared by Management

	March 31, 2006	December 31, 2005
Assets

Current assets:
Cash and cash equivalents	$55,685	$878,477
Short term investments	640,125	--
Accounts receivable	38,477	55,382
Prepaid expenses	26,500	27,060
Deposits	50,002	49,972

Total current assets	810,789	1,010,891

Equipment	1,406	1,651

Total assets	$812,195	$1,012,542
Liabilities and stockholders' deficiency
Current liabilities:
Accounts payable and accrued liabilities	$57,451	$133,448
Payables to related parties (note 7)	13,312	10,445
Total current liabilities	70,763	143,893

Stockholders' equity (deficiency):
Common stock, no par value, unlimited authorized shares; issued 24,572,700 At March 31, 2006 and 24,572,700 at December 31, 2005 (note 6)	7,899,276	7,899,276
Additional paid-in capital	182,746	182,746
Deficit before inception of new business	(4,796,115)	(4,796,115)
Deficit accumulated since inception of new business	(2,556,391)	(2,431,352)
Accumulated other comprehensive income: Cumulative translation adjustment	11,916	14,094
Total stockholder's deficiency	741,432	868,649
Total liabilities and stockholders' equity	$812,195	$1,012,542

The accompanying notes are an integral part of these financial statements

Approved on behalf of the Board:

TIM SEARCY Tim Searcy, Director	MARCEL DE GROOT Marcel de Groot, Director

LUNA GOLD CORP.
Consolidated Statements of Operations
(Expressed in United States dollars)

Unaudited - Prepared by Management

	Three month period ended March 31,		Period from January 20/03 (inception of new business) to March 31, 2006
	2006	2005

Operating expenses:
Business development	$24,814	$--	$77,221
Consulting fees	--	35,503	354,945
Depreciation and amortization	241	782	5,716
Equity in loss from operation of resource Properties joint ventures	--	181,023	339,202
Exploration expense	18,059	49,628	501,973
Filing fees	4,961	18,561	70,827
General and administrative	13,146	15,060	217,758
Investor relations	--	1,027	26,423
Management fees to related parties (note 7)	6,497	6,115	74,782
Organization expense	--	--	1,096
Professional fees	27,978	25,215	455,781
Travel	9,421	11,392	231,664
Wages and benefits	22,999	19,591	150,459
Total Expenses	128,116	363,897	2,507,847

Loss from operations	(128,116)	(363,897)	(2,507,847)
Foreign exchange gain (loss)	2,839	16,493	(54,016)
Interest income (expense)	238	(1,729)	5,472
Net loss for the period	$(125,039)	$(349,133)	$(2,556,391)

Loss per common share, basic and diluted	$(0.01)	$(0.02)	$(0.14)

Weighted average number of common shares outstanding: basic and diluted	24,572,700	23,059,131	18,873,998

The accompanying notes are an integral part of these financial statements

LUNA GOLD CORP.
Consolidated Statements of Stockholders' Equity (Deficiency)
(Expressed in United States dollars)

Unaudited - Prepared by Management

	Common Shares		Additional Paid-In	Deficit accumulated Prior to Inception of New
	Shares	Amount	Capital	Business
Balance, December 31, 2004	17,004,865	$5,628,926	$182,746	$(4,796,115)

Issuance of common stock on January 19, 2005 private placement	7,567,835	2,270,350	--	--

Balance, December 31, 2005	24,572,700	$7,899,276	$182,746	$(4,796,115)
Share issued during the period	--	--	--	--
Balance, March 31, 2006	24,572,700	$7,899,276	$182,746	$(4,796,115)

	Deficit Accumulated Since Inception of New Business	Cumulative Translation Adjustment	Total Stockholders' Equity (Deficiency)	Comprehensive Income (Loss)
Balance, December 31, 2004	$(1,542,432)	$(29,600)	$(556,475)	$(1,080,080)

Loss for the period	(888,920)	--	(888,920)	(888,920)
Issuance of common stock on January 19, 2005 private placement	--	--	2,270,350	--
Adjustment to cumulative translation account	--	43,694	43,694	43,694
Balance, December 31, 2005	$(2,431,352)	$14,094	$868,649	$(845,226)

Loss for the period	(125,039)	--	(125,039)	(125,039)
Adjustment to cumulative translation account	--	(2,178)	(2,178)	(2,178)
Balance, March 31, 2006	$(2,556,391)	$11,916	$741,432	$(127,217)

The accompanying notes are an integral part of these financial statements.

LUNA GOLD CORP.
Consolidated Statements of Cash Flows
(Expressed in United States dollars)

Unaudited - Prepared by Management

	Three Months period Ended March 31,		Period from January 20, 2003 (inception of new business) to March 31,
	2006	2005	2006
Cash flow from operating activities:
Net loss	$(125,039)	$(349,133)	$(2,556,391)

Items not affecting cash:
Depreciation and amortization	241	782	5,716
Issuance of shares for exploration	--	--	23,000
Equity in loss from operations	--	181,023	339,202

Changes in operating assets and liabilities:
Accounts receivable	16,870	3,150	9,716
Related party receivable	--	(150,000)	--
Prepaid expenses	450	1,023	(1,244)
Accounts payable and accrued liabilities	(76,327)	(6,419)	8,967
Note payable	--	(49,997)	384
Deposits	(242)	--	(48,221)
Net cash used in operating activities	(184,047)	(369,571)	(2,218,871)

Cash flow from investing activities:
Purchase of short-term investments	(647,676)	--	(647,676)
Purchase/disposal of equipment	--	--	(6,237)
Investment in resource properties joint ventures	--	(552,066)	(387,153)
Net cash used in investing activities	(647,676)	(552,066)	(1,041,066)

Cash flow from financing activities:
Payable to related parties	2,946	(531,199)	(24,794)
Proceeds from issuance of shares for cash	--	631,285	3,285,342
Net cash provided by financing activities	2,946	100,086	3,260,548

Increase (decrease) in cash and cash equivalents	(828,777)	(821,551)	611
Effect of exchange rate changes on foreign currency denominated cash balances	5,985	11,383	21,204
Cash and cash equivalents, beg. of period	878,477	1,497,859	33,870
Cash and cash equivalents, end of period	$55,685	$687,691	$55,685
Supplemental disclosure:
Interest paid (received) net	$238	$1,729	$9,782
Income taxes	--	--	--
Issuance for common stock for debt	--	--	23,000

The accompanying notes are an integral part of these financial statements

LUNA GOLD CORP.
Consolidated Notes to Financial Statements
(Expressed in United States dollars)

Unaudited - Prepared by Management

Three-month period ended March 31, 2006 and 2005
Period from January 20, 2003 (inception of new business) to March 31, 2006

1.     Nature of Operations:

The Company was incorporated on June 24, 1986 in British Columbia, Canada. On July 14, 1999, the Company was continued into the State of Wyoming. On November 24, 2005, the Company continued into Canada under the Canada Business Corporations Act.

From July 1999 until January 2003, the Company's focus was on the streaming-media business. These efforts ceased in January 2003 as the Company refocused its efforts from the streaming-media business and entered the mining exploration business (note 3). As the Company has no producing properties, the Company is considered to be in the exploration stage and financial information from January 20, 2003, the inception of the mining business, has been presented in these financial statements. Additional debt or equity financing will be required from existing shareholders or third parties in order to provide working capital for operations in the future. This debt or equity may not be available on reasonable terms or on any terms at all.

These financial statements have been prepared on a going concern basis in accordance with United States generally accepted accounting principles. The going concern basis of presentation assumes the Company will continue to operate for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. Certain conditions, described below, currently exists which raise substantial doubt upon the validity of this assumption. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2.     Significant Accounting Policies:

(a)     Basis of presentation:

The financial statements have been prepared in accordance with generally accepted accounting principles in the United States.

In the opinion of management, these financial statements reflect all adjustments, consisting solely of normal recurring accruals, considered necessary for a fair presentation of the financial position as at March 31, 2006 and 2005 and results of operations and cash flows for the three-months ended March 31, 2006 and 2005, and the period from January 20, 2003 (inception of new business) to March 31, 2006.

(b)     Principles of consolidation:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Compania Minera Antero gold S.A. de C.V., Eureka Gold Inc., Luna Gold (China) Corp. and Luna Gold (Liaoning) Corp. All significant inter-company transactions and balances have been eliminated.

2.     Significant Accounting Policies (Cont'd):

(c)     Use of estimates:

The preparation of financial statements in accordance with generally accepted accounting principles requires that management make estimates and reasonable assumptions which impact the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the balance sheets, and the reported amounts of revenues and expenses during the reporting periods. Actual amounts may differ from these estimates.

(d)     Foreign currency:

The Company uses the United States dollar as its reporting currency.

Canadian operations, which have the Canadian dollar as the functional currency, are translated to United States dollars as follows: assets and liabilities are translated at the exchange rate at the balance sheet date. Revenues and expenses are translated at the average rate for the period. Exchange gains and losses resulting from the translation are excluded from the determination of income and reported as a cumulative translation adjustment in stockholders' equity.

Other exchange gains and losses arising on the settlement of foreign currency denominated monetary items are included in the statement of operations.

(e)     Equipment:

Equipment is recorded at cost. Amortization is provided for at the following annual rates:

Asset	Basis	Estimated Useful Life
Computer hardware and software	Straight-line method	3 years

(f)     Stock options and stock-based compensation:

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25 "Accounting for Stock Issued to Employees", and related interpretations, in accounting for its fixed stock option plan. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. Compensation expense for stock options is recognized over the vesting period. Options granted to other than employees and directors are measured at their fair value as the services are performed and the options earned. For the three-months ended March 31, 2006 and 2005, no stock-based compensation has been recognized in expenses.

If the fair-value method had been used, an additional expense of $15,804 would have been recognized for stock-based compensation for the three-month period ended March 31, 2006 (2005 - Nil), and $232,530 for the period from inception of new business on January 20, 2003 to March 31, 2006. Pro forma basic and diluted loss per share would have been $0.01, and $0.14 respectively.

2.     Significant Accounting Policies (Cont'd):

The fair value has been calculated using the Black-Scholes option pricing model and the following factors: volatility - 90%; risk-free interest rate - 5%; dividend yield - nil; term - five years. The fair value of each option granted during the three-month period ending March 31, 2006 is $0.19 (2005 - Nil).

(g)     Loss per share:

Basic loss per share is calculated based on the weighted average number of common shares outstanding during the periods. Excluded from the weighted average number of common shares are 213,839 common shares (March 31, 2005 - 213,839) held in escrow that are to be released based on financial performance criteria (note 6 (a)).

Diluted loss per share is computed using the weighted average number of common and potentially dilutive common shares outstanding during the period. Excluded from the calculation of diluted loss per share are all outstanding stock options (2005 - 1,860,000).

(h)     Income taxes:

Income taxes are accounted for under the asset and liability method. Current taxes are recognized for the estimated income taxes for the current period. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and the benefit of operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for deferred tax assets when it is not more likely than not that such deferred tax assets will be realized.

(i)     Mineral property interests

The Company accounts for its mineral property interests whereby all acquisition and exploration costs are charged to expense as incurred and all property sales and option proceeds received are credited to income. When the existence of a proven or probable mineral reserve on a property has been established, future acquisition, exploration and development costs will be capitalized for that property. After commercial production on the property commences, the net capitalized costs will be charged to future operations using the unit of production method based on estimated recoverable reserves on the property.

3.     Mining Property Interests

(a)     Blue Mountain Project

The Company entered into an agreement dated March 18, 2003 with Nassau Ltd. ("Nassau") an unrelated private U.S. company, to acquire 100% of the interest held by Nassau in a mining property located in Nevada, U.S.A.

In order to acquire the interest, the Company has entered into an option agreement with Nassau, pursuant to which agreement Nassau granted the Company the option to acquire a 100% interest in certain mining claims known as the Blue Mountain project which is made up of 31 mining claims and is located in Humboldt County, Nevada approximately 20 miles west of Winnemucca, Nevada (the "Blue Mountain Project").

3.     Mining Property Interests (Cont'd):

In accordance with the terms of its agreement with Nassau, the Company has agreed that in order to acquire a 100% interest in the Blue Mountain Project, the Company will make the following payments and issue the following shares to Nassau:
(i)

50,000 shares were issued on August 8, 2003 when the TSX Venture Exchange (the "TSX") approved (the "Approval Date") the Blue Mountain Project as a "qualifying property" (as defined within the rules and policies of the TSX);

(ii)	An additional 50,000 shares were issued on Aug 8, 2004;
(iii)	Two years following the Approval Date a payment in the amount of $20,000 (PAID);
(iv)	three years following the Approval Date a payment in the amount of $30,000;
(v)	four years following the Approval Date a payment in the amount of $40,000;
(vi)	five years following the Approval Date a payment in the amount of $100,000; and
(vii)	six years following the Approval Date a payment in the amount of $1,300,000 (the "Final Payment").

Upon the Company making the Final Payment to Nassau then the Company will own 100% of the Blue Mountain Project subject only to a 2% net smelter royalty on all minerals (the "Royalty") and the Company will have the right to buy down the Royalty to a 1% NSR by paying Nassau the sum of $1,500,000 at any time prior to completion of the first year of production. All payments are in U.S. dollars.
Due Date	Cash Payment	Work Commitment
On execution of Agreement	$5,000 (PAID)	--
March 1, 2005	$15,000 (PAID)	$10,000 Completed
March 1, 2006	$25,000 (PAID)	$50,000
March 1, 2007	$35,000	$100,000
March 1, 2008	$50,000	$100,000
March 1, 2009	$60,000	$250,000
March 1, 2010	$60,000	$250,000
March 1, 2011	$70,000	$240,000
March 1, 2012	$70,000	$50,000
March 1, 2013	$80,000	$50,000
March 1, 2014	$90,000	$50,000
March 1, 2015	$100,000	$50,000
March 1, 2016	$100,000	$50,000
March 1, 2017	$100,000	$50,000
March 1, 2018	$100,000	$50,000
March 1, 2019	$440,000	$50,000
TOTAL	$1,400,000	$1,400,000

3.     Mining Property Interests (Cont'd):

On February 15, 2006 the Company entered into a formal agreement with Centerra (U.S.) Inc. ("Centerra"), a wholly owned subsidiary of Centerra Gold Inc., on its Red Rock Property, 20 miles south of Battle Mountain Nevada. The formal agreement replaces a Letter of Intent completed in September 2005.

Centerra has the right to earn a 60% interest in Luna's leasehold interest in the claims comprising the Red Rock Project (the "Property") by spending $1.9 million over six years, at which time Centerra and Luna will form a joint venture. After formation of the joint venture, Centerra can earn an additional 15% interest in the Property by spending a further $3.1 million over four years. Luna leases the Property from an underlying owner and it is contiguous with a separate property owned by Centerra.

While under the Letter of Intent, Centerra conducted a mapping and sampling program and a gravity survey in late 2005. Centerra also expanded the land package by staking an additional 114 claims. Luna now has interest in 1,740 hectares.

Under the terms of the agreement, Centerra is responsible for all future cash payments and work commitment expenditures.

Due Date	Cash Payment	Work Commitment
On execution of Agreement	$5,000 (Paid)	--
By Yr. 1 Anniversary	$10,000	$25,000
By Yr. 2 Anniversary	$15,000	$50,000
By Yr. 3 Anniversary	$20,000	$100,000
By Yr. 4 Anniversary	$40,000	$125,000
By Yr. 5 Anniversary	$80,000	$200,000
By Yr. 6 Anniversary	$830,000	$500,000
TOTAL	$1,000,000	$1,000,000

Upon the Company making the final payment, the Company will own 100% of the project, subject only to the NSR, and will have the right to buy down the NSR to a 1% NSR by paying the optionor the sum of $1,000,000 at any time prior to completion of the first year of production.

3.     Mining Property Interests (Cont'd):

Due Date	Cash Payment	Work Commitment
On execution of Agreement	$5,000 (Paid)	--
By Yr. 1 Anniversary	$10,000	$25,000
By Yr. 2 Anniversary	$15,000	$50,000
By Yr. 3 Anniversary	$20,000	$100,000
By Yr. 4 Anniversary	$40,000	$125,000
By Yr. 5 Anniversary	$80,000	$200,000
By Yr. 6 Anniversary	$830,000	$500,000
TOTAL	$1,000,000	$1,000,000

Upon the Company making the final payment, the Company will own 100% of the project, subject only to the NSR, and will have the right to buy down the NSR to a 1% NSR by paying the optionor the sum of $1,000,000 at any time prior to completion of the first year of production.

4.     Equipment:

			March 31, 2006	December 31, 2005
	Cost	Accumulated Amortization	Net book value	Net book value
Computer hardware and software	$42,419	$41,013	$1,406	$1,651

5.     Commitments:

During the 2004 year, the Company entered into leasing agreements with respect to office and equipment leases expiring in November 2006. Arrangement has been made for Pathway Capital Ltd., a related party (see note 7) to manage these leases. The Company will reimburse Pathway based on estimated usage of office space and other equipment on a cost recovery basis. The balance of the 2006 lease obligation for the office space is estimated to be $9,401.

6.     Stockholders' Equity:

(a)     Escrowed stock:

At March 31, 2006, 213,839 (2005 - 213,839) common shares outstanding were held in escrow.

These shares are releasable from escrow on satisfaction of certain predetermined tests set out by the TSX Venture Exchange related to the generation of positive cash flow from operations. Stock not released from escrow within 10 years of the date of their issuance will be cancelled. Pursuant to the escrow agreements, holders of the stock may exercise all voting rights attached thereto except on a resolution to cancel any of the stock, and have waived their rights to receive dividends or to participate in the assets and property of the Company on a winding-up or dissolution of the Company. For accounting purposes these shares will be recorded at their fair value when the performance measures are satisfied with a charge in an equivalent amount to compensation expense.

6.     Stockholders' Equity (Cont'd):

(b)     Stock options and stock-based compensation:

A summary of the status of the Company's stock options at March 31, 2006 and March 31, 2005 and changes during the periods ended on those dates is presented below:

	2006		2005
	Options	Weighted average exercise price	Options	Weighted average exercise price
Outstanding, beginning of period	1,200,000	$0.27	1,860,000	$0.28
Granted	115,000	0.19	--	--
Exercised	--	--	--	--
Expired/ cancelled	--	--	--	--
Outstanding, end of period	1,315,000	$0.26	1,860,000	$0.28
Options exercisable	1,142,500	$0.27	1,590,000	$0.28

A total of 115,000 options were granted in the three-month period ended March 31, 2006. The options are subject to a four month hold period which expires on June 2, 2006.

(c)     Warrants:

As at March 31, 2006, 7,567,835 warrants were outstanding and expire on January 18, 2007. Each warrant is convertible into one common share and is exercisable at $0.50.

7.     Related Party Transactions:

In addition to related party transactions disclosed elsewhere in these financial statements:

(a)     During the three-months ended March 31, 2006, the Company paid or accrued management fees, geological consulting, other consulting fees and salaries of Nil (2005 - $30,000) to directors. These activities are in the normal course of operations and are conducted at fair market value.

(b)     The Company is charged by Pathway Capital Ltd. (Pathway), a company with a common director, CAD $2,500 per month in consideration for which Pathway provides the Company with advisory services relating to general corporate development, financial matters, raising additional capital, strategic planning and other matters relating to the financial affairs of the Company.

Total management fees paid or accrued to Pathway during the three-months ended March 31, 2006 and 2005 were as follows:

2006 2005	$6,497 $6,115

7.     Related Party Transactions (Cont'd):

In addition, Pathway charges the Company rent and other administrative services on a cost recovery basis as follows:

2006 2005	$19,465 $10,750

8.     Financial Instruments and Risk Management:

(a)     Fair values:

The carrying amounts of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximate their fair values due to their ability for prompt liquidation or short-term to maturity. The fair value of payables, including note payables, to related parties is not readily determinable due to the lack of a ready market for such indebtedness.

(b)     Foreign currency risk:

Foreign currency risk is the risk to the Company's earnings that arises from fluctuations in foreign currency exchange rates, and the degree of volatility of these rates. The Company does not yet have any sales, and accordingly, foreign exchange risk is not yet considered by management to be a material risk at March 31, 2006.

9.     Subsequent Event:

On May 15, 2006 the Company granted 1,425,000 stock options. Each option is exercisable into one common share at a price of CAD$0.30 and expire on May 15, 2011.

10.     Comparative Figures

Certain comparative figures have been reclassified to conform to current period's presentation.